Essent Group Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

October 28, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on Form S-1

of Essent Group Ltd.

File No. 333-191193

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Essent Group Ltd., a Bermuda limited company (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:45 P.M. (EST) on October 30, 2013 or as soon thereafter as possible.

The Company hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Essent Group Ltd.

By:	/s/ Mark A. Casale
Name:	Mark A. Casale
Title:	President and CEO

[Signature Page to Acceleration Request]